FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of May, 2004

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F  X    Form 40-F
                                   -----            -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                             Yes         No    X
                                -----        -----

            (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A press release on resolutions passed at the 2003 annual general meeting, made on May 11, 2004, in English by Huaneng Power International Inc.

                           [Corporate Logo Omitted]

To: Business Editor
[For Immediate Release]

                       Huaneng Power International, Inc.
             Resolutions Passed at the 2003 Annual General Meeting

(Beijing, China, May 11, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today held its 2003 Annual General Meeting in Beijing. Mr. Li Xiaopeng, Chairman of the Company, presided over the meeting. Shareholders and their proxies, directors and supervisors of the Company attended the meeting.

After reviewing the resolutions proposed by the Board of Directors, the shareholders and their proxies present at the meeting resolved to approve the following resolutions:

Ordinary resolutions:

1. The working report from the Board of Directors of the Company for year 2003 was approved;

2. The working report from the Supervisory Committee of the Company for year 2003 was approved;

3. The audited financial statements of the Company for year 2003 were approved;

4. The proposal regarding the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditors of the Company and PricewaterhouseCoopers as the Company's international auditors for 2004 with a total remuneration of US$1.58 million was approved; and

5. The proposal regarding the adjustment of the remuneration of independent directors of the Company was approved.

Special resolutions:

6. The proposed profit distribution plan of the Company for year 2003 was approved;

7. The proposal regarding issue of new shares by conversion of additional paid-in capital and the surplus reserve fund was approved; and

8. The proposed amendments to the Articles of Association of the Company were approved.

The above resolutions were reviewed and approved at the Annual General Meeting of the Company held on May 11, 2004 in Beijing.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.
                                    ~ End ~

Ms. Meng Jing / Ms. Zhao Lin                       Ms. Edith Lui / Ms. Fanny Jor
Huaneng Power International, Inc.                  Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                       Tel: (852) 2520 2201
Fax: (8610) 6649 1860                              Fax:(852) 2520 2241
Email:ir@hpi.com.cn

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                   HUANENG POWER INTERNATIONAL, INC.

                                   By  /s/ Wang Xiaosong
                                     ------------------------------------
                                     Name:    Wang Xiaosong
                                     Title:   Vice Chairman


Date:     May 11, 2004